 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

 For the month of November 2015
Commission File No.:001-35773

REDHILL BIOPHARMA LTD.

(Translation of registrant’s name into English)

21 Ha'arba'a Street, Tel Aviv, 64739, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Attached hereto and incorporated by reference herein are the following:

Exhibit 1: Registrant's press release entitled "RedHill Biopharma Reports Results for the Third Quarter of 2015".

Exhibit 2: Registrant’s condensed interim unaudited financial information as of September 30, 2015 and for the nine and three months then ended.

This Form 6-K is incorporated by reference into the Company's Registration Statements on Form S-8 filed with the Securities and Exchange Commission on May 2, 2013 (Registration No. 333-188286) and October 29, 2015 (Registration No. 333-207654), and its Registration Statement on Form F-3 filed with the Securities and Exchange Commission on January 23, 2014 (Registration No. 333- 193503).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 9, 2015	REDHILL BIOPHARMA LTD. (the "Registrant") By: /s/ Dror Ben-Asher —————————————— Dror Ben-Asher Chief Executive Officer